STAPGEN LLC

We aim to prevent T2DM prior to the rise of blood sugar.



wefunder.com/stapgenllc2   Reading, MA

B2B   Healthcare   Minority Founder   Science & R&D

Highlights

1. Patented STAP-Test may detect and provide risk of developing Type 2 Diabetes 5 years in advance

2. Few other companies in USA can detect and intercept developing T2DM prior to the rise of blood sugar

3. Dr. MS Malo dedicated over 40 years in the field of Medicine and Biotech and have 7 patents

4. 6.7 million death attributed to diabetes world-wide in 2021 according to IDF

5. Stapgen's mission is to save about 80% of those untimely, and unwanted deaths (not guaranteed)

6. We believe Stapgen is one of the only companies licensed for the device world-wide

Our Team



Biplab Malo Founder & CEO

Graduated from UPENN, School of Dental Medicine in 2000; 20 years experience in business. I have exclusive license for STAP-test for detecting, and treating the incipient diabetes. Dr. MS Malo is the owner of the patent.

> We believe that this will be the single most important diagnostic test in preventive care to detect overall health status and bring down the cost of health care significantly lower.



Madhu S. Malo, MBBS, PhD Chief Scientist

Discovered the Cause of Type 2 diabetes. Invented the STAP-test. Former assistant professor of Harvard Medical School, Postdoc of MIT, PhD from Sidney University.

Pitch

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Stapgen LLC
Pioneering in Preventive Method of Type 2 Diabetes

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Team

Madhu S. Malo, MBBS, PhD

Senior Scientist: a former Harvard Medical School assistant professor, MIT post doc. PhD in Sydney University. MBBS in Dhaka Medical College.

Biplab K. Malo, DMD

Founder and CEO

Graduate of University of Pennsylvania-UPSDM 2000

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Executive

Summary







What We Do:

Stapgen will produce STAP-Test kit to detect the risk of Type 2 Diabetes in advance prior to rise of blood sugar. We are also working on the medicine to prevent incipient Diabetes

Current Status:

- We are at Pre-revenue stage startup company.

Traction to date includes:

- Granted Patent for US market, and other countries patent pending.
- Exclusive License for production, distribution, and sale of STAP-Test world-wide

Stapgen LLC holds the license to the patent of STAP-Test, owned by Dr. Madhu Malo and his company Atoxin Biotech

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The Problem

Type 2 Diabetes is pandemic



Everyone is trying to prevent Type 2 Diabetes blindly not knowing what is the cause, and what they are accomplishing.



10% of us will get Type 2 Diabetes if not intercepted.



All the current solution begins after elevated level of Blood Sugar; not a prevention,

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Solution

STAP-Test: Detect risk of Diabetes prior to rise of Blood Sugar. Intercept the disease process at this stage; you may not need any medicine at all. Ask your doctor about it.

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Go-To-Market

Stapgen is the only company who are authorize to produce STAP-Test. It is a patented method.

Ask your doctor for a STAP-test during your annual visit. Medical lab will be given license for STAP-Test.

Home test Kit is in progress.

STAP-Test was conducted in more that 500 people in a clinical a trial.

Stapgen LLC holds the license to the patent of STAP-Test, owned by Dr. Madhu Malo and his company Atoxin Biotech



Market Size

Global Market



$966 Billion
World-wide

$300 Billion
US market

1.0 billion
Estimated 10 % US market penetration after 5 years in launching for Stapgen LLC



Looking Forward

STAP-Test

We will submit for PMA to FDA for first in Class Medical Device in 2023 Q1.



Statistics:

6.7 million people died from diabetes in 2021 world wide (according to IDF)

$966 billion spent to take care Type 2 diabetes globally in 2021.

$237 billion is spent on Diabetic care each year the USA (according to

CDC), which is 25% of total healthcare cost in the USA.

Stapgen will prevent Type 2 Diabetes with fraction of a cost what is spent today.

"PREVENTION IS BETTER THAN CURE"

INVEST In STAPGEN. THANK YOU.

Stapgen LLC holds the license to the patent of STAP-Test, owned by Dr. Madhu Malo and his company Atoxin Biotech